Mail Stop 6010




      June 16, 2005


Mr. Stephen Abely
Chief Financial Officer
Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134

	RE:	Bookham, Inc.
		Form 10-K for the transition period ended July 3, 2004
		File No. 0-30684
Dear Abely:

	In connection with our financial statement only review of Bookham, Inc.`s 2004 Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.


Form 8-K dated October 26, 2004
Form 8-K dated February 1, 2005
Form 8-K dated May 4, 2005

1. We refer to the response to prior comment 14. We have continuing concerns about presentation of non-GAAP information in the form of an income statement. In that regard, we believe such presentations are normally inappropriate extensions of guidance from Article 11 to Regulation S-X. As previously indicated non-GAAP data provided in the form of an income statement presents numerous non-GAAP subtotals and balances. We believe that each individual measure is a non-GAAP item requiring separate justification under Item 10(e)(1)(i) to Regulation S-K. The most recent earnings release furnished under Form 8-K provides combined justification statements under the introductory paragraphs to the section titled "Non-GAAP Financial Measures," and provides disclosure about your rationale for certain adjustments. However, statements provided in support of non-GAAP data under Item 10(e) should separately and distinctly address each non-GAAP measure. That is, for instance, adjusted operating expenses, adjusted selling and administrative expenses, adjusted operating loss, adjusted pre-tax income, adjusted net income, adjusted per share amounts and any other adjusted items. As well, EBITDA and adjusted EBITDA should be separately addressed. Those disclosures should address each of the following for each measure:
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use the measure; and
* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Please expand to fully comply with the requirements of the Item. Alternatively, delete the non-GAAP income statement from all future filings. In that event, you may make disclosure about individual non-GAAP measures you use in managing and evaluating your business if all of the required disclosures are provided in relevant future filings. Using your most recent earnings release, show us how you intend to apply this comment.




*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3605 with any other questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


								Sincerely,



								Gary Todd
								Reviewing Accountant

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Stephen Abely
Bookham, Inc.
June 16, 2005
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